BNP PARIBAS

G.D.F. Investor Relations
& Financial Information

M.GROUVEL
☎ 33-1.42.98.23.40
Fax 33-1.42




SEC MAIL PROCESSING
RECEIVED
JUN 20 2005
WASH. D.C.
209
SECTION

2 June 2005

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street
Washington, DC 20549

Re : Information furnished pursuant to Rule 12g3-2b (1) (iii)
File n° 82-3757

Sirs,

In connection with the exemption granted to BNP PARIBAS (« the Company ») from the requirements of Section 12 (g) of the Securities Exchange Act of 1934, as amended (the « Exchange Act ») pursuant to Rule 12g3-2(b) under the Exchange Act (the « Rule »), File 82-3757, the Company encloses herewith the English version of its 2005 first quarter results.

We would be grateful if you could acknowledge receipt of the present document by returning to us the enclosed letter.

Sincerely yours,

PROCESSED
JUN 21 2005
THOMSON
FINANCIAL

Enclosure : First quarter 2005 results press release,
First quarter 2005 results slide show,
Acknowledgement of receipt

RESULTS AS AT 31 MARCH 2005

PRESS RELEASE

12 May 2005

BNP PARIBAS

Paris, 12 May 2005,

First Quarter 2005 Results

STRONG RISE IN REVENUES AND PROFITS

NET BANKING INCOME: €5.6 BN (+19.3% *)

NET INCOME GROUP SHARE: €1.7 BN (+56.4% *)

STRONG GROWTH
ACROSS ALL CORE BUSINESSES

FRB
Accelerating revenue growth trending towards 5%
due to new sales and marketing systems and infrastructure

IRFS
Strong growth in Net Banking Income (+13%)
due to buoyant organic growth (+6%), enhanced by acquisitions
New growth levers in emerging markets

AMS
Strong growth in Net Banking Income (+17%)
due to organic growth above 10% and added growth via acquisitions
Record levels of net new inflows

CIB
Among top industry performers
Revenues up 10%, Pre-tax Income up 35%
Positioned as a leader in highly technical business segments

** All growth rates and comparisons indicated in this presentation are on a comparable accounting standard basis, except where expressly stated. These figures are the result of a comparison of Q1 2005 results calculated on the basis of IFRS accounting standards as adopted by the European Union for 2005 and a simulated restatement of Q1 2004 and Q4 2004 results on the basis of these same accounting standards. The corresponding simulated figures have not been audited. Figures for 1Q04, restated according to applicable 2004 IFRS accounting standards, appear in the detailed annexes but are not directly comparable to 1Q05 figures due to differences with applicable 2005 IFRS accounting standards.*

On 11 May 2005, the Board of Directors of BNP Paribas, in a meeting chaired by Michel Pébereau, reviewed the accounts for the first quarter of 2005.

STRONG GROWTH IN REVENUES AND PROFITS

BNP Paribas continues to demonstrate buoyant growth and recorded Net Banking Income of €5,603 million in the first quarter 2005, up 19.3% from the first quarter 2004. Excluding BNP Paribas Capital[1], Net Banking Income grew 13.7%. This strong growth is the result of a combination of vigorous organic growth (which began in 2004) and the targeted acquisition strategy implemented by the Group (acquisitions realised in 2004 contributed €140 million to revenues, representing three points of growth).

Changes in Operating Expenses and Depreciation trailed this trend and were limited to a rise of 8.6% versus first quarter 2004 (+5.2% at constant scope and exchange rates). Notably, since the start of 2005, the Group has recruited 2,400 people world-wide, of which 1,200 in France.

Gross Operating Income reached €2,460 million, a rise of 36.5% from the first quarter 2004 (+21.9% excluding BNP Paribas Capital[1]). The Cost/Income ratio, at 59.8% excluding BNP Paribas Capital[1], also improved by 2.7 points, confirming the extremely competitive position of the Group within the Euro zone.

Provisions, totalling €103 million, are down 62.4% from first quarter 2004 levels, within a still favourable credit risk context.

Net Income Group Share rose 56.4% versus the first quarter 2004 (+57.8% at constant scope and exchange rates) to €1,720 million.

Annualised return on equity after-tax was 23.8%. The Tier 1 ratio of Core Capital is estimated at 7.4% as at 31 March 2005.

All core businesses contributed to this healthy performance.

STRONG GROWTH ACROSS ALL CORE BUSINESSES

1 – Retail Banking

French Retail Banking (FRB)

Within the French retail network[2], Net Banking Income rose 8.6% versus the first quarter 2004. Net interest revenue rose 10.6% to €785 million. Fees climbed 6.0% to €565 million, due to an increase in fees collected on investment funds and transactions (+8.4%). Notwithstanding the increased volatility that IFRS accounting standards introduced to changes in net interest revenue, growth in Net Banking Income within the French retail network is now trending towards 5% (up from 4% in 2004 and 3% in 2003), due to the profitable development of all customer segments.

Cost discipline kept Operating Expenses and Depreciation in check (+3.4%), enabling Gross Operating Income to climb strongly, up 20.4% versus first quarter 2004. Cost of Risk fell by 33% to €44 million.

After allocating one-third of French private banking earnings to the AMS core business, Pre-tax Income for the FRB core business rose 32.8% to €389 million.

---

1 According to IFRS accounting standards, capital gains realised on investments, notably private equity investments, are to be included in net banking income. As BNP Paribas Capital recorded capital gains this quarter significantly superior to those of Q1 2004, it is pertinent to analyse changes in net banking income, gross operating income and the cost/income ratio excluding BNP Paribas Capital.

2 Including 100% of private banking in France.

Thanks to the gradual roll-out, which began two years ago, of the new sales and marketing system and infrastructure focused on the satisfaction of each customer segment, FRB has recorded excellent commercial performance across all business segments, while maintaining stringent profitability and risk quality criteria.

Growth remained strong in loans to **individual** customers (+19.4% versus Q1 2004) and in savings inflows, notably in life insurance, enabling FRB to gain market share. The increase in individual cheque and savings accounts accelerated (+36,000 versus +28,400 in Q1 2004).

Business lending also outperformed the market average, rising 12.9% versus the first quarter 2004, while margins remained stable. Cross-selling of value-added products and services to business customers is growing rapidly.

International Retail Banking and Financial Services (IRFS)

The IRFS core business recorded Net Banking Income of €1,357 million, up 13.1% due to the combined effect of buoyant organic growth (+6% at constant scope and exchange rates) and the contribution of acquisitions realised in 2004, particularly in the US. Operating Expenses and Depreciation grew at a slower rate (+12.4%, or +3% at constant scope and exchange rates). As a result, Gross Operating Income climbed 13.9% to €597 million and the Cost/Income ratio improved by 0.3 point to 56.0%.

The cost of risk fell 7.6% to €133 million and the IRFS core business registered Pre-tax Income of €492 million (+19.1%).

BancWest improved its Pre-tax Income by 8.2%, benefiting from the integration of Community First and Union Safe Deposit, two western American banks acquired in November 2004. This integration is proceeding rapidly and will generate the estimated synergies during the course of 2005 (cost-savings of USD50 million).

Cetelem *continued to demonstrate strong growth performance* as Pre-tax Income was up 16.0% versus the first quarter 2004. Net Banking Income climbed 9.2% and outstandings rose 10.1% versus Q1 2004, due notably to strong growth outside of France (+15.4%). The rise in Operating Expenses and Depreciation was contained to 7.9% while the cost of risk fell 2.8%.

This performance will be further strengthened by the on-going acquisition of Credisson, the no. 2 in consumer finance in Romania.

Arval, BNP Paribas Lease Group and **UCB** continued their rapid European development. Together these businesses represent outstandings of €43 billion (+17% in one year), Net Banking Income of €318 million (+14.8% versus Q1 2004) and Pre-tax Income of €117 million (+27.2% versus Q1 2004)

Retail banking business in **Emerging Markets and Overseas** recorded steep rises in Net Banking Income, up 17.3% to €163 million, and Pre-tax income, up 33.3% to €52 million. The acquisition of Türk Ekonomi Bankasi, completed on 11 February 2005, and branch openings in the Gulf and Maghreb countries during the course of 2005, represent potential growth levers in the Middle East and Mediterranean regions for IRFS business lines and for the cross-selling with other Group business lines.

2 – Asset Management and Services (AMS)

The AMS core business recorded Net Banking Income of €813 million, an increase of 17.0% versus *the first quarter 2004. This performance is due in part to external growth, notably the acquisition of* Atis Real in 2004. At constant scope and exchange rates, the rise in Net Banking Income remained strong at 10.9%.

The rise in Operating Expenses and Depreciation was contained (+7.9% at constant scope and exchange rates), which enabled a strong jump in Pre-tax income of 18.7% (at constant scope and exchange rates) to €275 million.

As at 31 March 2005, total assets under management of all business units within AMS represented €361.4 billion (€308.8 billion excluding cross selling effects), a rise of €18.3 billion (€16.7 billion respectively) versus 31 December 2004. This strong rise is notably the result of record net new inflows during the first quarter 2005 of €9.8 billion (€8.8 billion excluding cross-selling), which exceeded twice the level of Q1 2004. For assets under management, this represented an annualised net new inflow rate of 11.4%.

The **Wealth & Asset Management** business unit is responsible for a large part of new net inflows (€8 billion). This unit is actively developing highly-technical management activities, including alternative, structured and index-based (tracker) funds. European development continues with the acquisition of a Dutch private bank, Nachenius Tjeenk & Co. Gross Operating Income climbed 14.2% at constant scope and exchange rates.

Insurance continued to register the same rapid growth it demonstrated during the course of 2004. A record level of net new inflows in France was generated by this business unit during the first quarter 2005. Net new inflows outside of France grew at an even faster pace, jumping 24% versus the first quarter 2004, thanks especially to activity in Asia (South Korea and Taiwan). Premium income for personal protection products climbed 9%. Overall, Gross Operating Income jumped 20% versus the first quarter 2004.

Securities Services registered healthy commercial growth in regards to both global custody and fund administration. Assets under custody reached €2,621 billion, up 15% versus 31 March 2004. Net Banking Income climbed 11.3% versus the first quarter 2004, while Gross Operating Income grew 6.3%.

3 – Corporate and Investment Banking (CIB)

The Corporate and Investment Banking core business recorded Net Banking Income of €1,566 million, exceeding first quarter 2004 levels by 9.9%

Year-on-year, the rise of Operating Expenses and Depreciation was limited to 6.9%, enabling Gross Operating Income to jump 14.4% to €653 million. CIB's Cost/Income ratio of 58.3% is a benchmark for similar business around the world.

Recoveries of provisions for certain items, notably in the US, exceeded the low-level of new provisions by €47 million during the course of the quarter, while during the course of the first quarter 2004 net new provisions of €52 million were booked.

As a result, Pre-tax Income recorded by CIB during the quarter was €716 million, up 35.3% year-on-year.

This performance rests on the leading market positions that the Group has steadily built in substantial and highly-technical business segments of corporate and investment banking.

The highly competitive position of the Core and Investment Banking core business is expressed in the rankings established by specialised organisations such as *Thomson Financial* and *Dealogic*. For example, BNP Paribas is no. 1 world-wide in project finance and sovereign bonds in euros; no. 2 world-wide in emerging market syndicated credit, euro-denominated corporate bonds and euro-denominated structured finance; no. 1 in European leveraged loans and syndicated credit.

In addition to these rankings, numerous recent distinctions emphasise the Group's capacity to structure and place highly-technical products adapted to customer needs: BNP Paribas was notably awarded « Aircraft Finance House of the Year » (*Jane's Transport Finance*), « Crude Oil House of the Year » (*Energy Risk Magazine*), « Best Provider of interest rate options » (*Corporate Finance Magazine*), « Best Equity Derivatives Provider » (*Global Finance Magazine*), « Best Arranger of

Acquisition Financing » (*Euroweek*), « N° 1 for Investment Grade Credit Research » (*Euromoney survey*).

During the course of the first quarter 2005, **Advisory and Capital Market activities** increased Net Banking Income by 8.3% versus the first quarter 2004, due to the very strong performance of fixed income activities. Equity derivatives sustained a high level of revenue generation despite a market context of historically-low volatility. Market risks were maintained at low levels.

Financing businesses registered a 12.4% rise in Net Banking Income, exceeding the already-high level recorded in the first quarter 2004. The Structured Finance business line and the Energy, Commodities, Export & Project (ECEP) business line both contributed to this performance.

BNP Paribas Capital

BNP Paribas Capital recorded Pre-tax Income of €377 million in the first quarter 2005, up from €182 million in the first quarter 2004.

Within the context of a strategic reduction of its direct investment portfolio, BNP Paribas Capital notably disposed of its remaining investment stake in Eiffage during the course of the quarter.

The value of its portfolio is now estimated at €3.3 billion, of which €1.1 billion of unrealised capital gains (€1.3 billion as at 31 December 2004).



The Board of Directors has decided to launch a new plan to buy back €600 million of shares in 2005.





Commenting on these results, Baudoin Prot, Chief Executive Officer, said, "The strong growth in BNP Paribas Group revenues during the course of the first quarter outperformed the market across many business lines. This is a translation of the healthy organic growth and successful targeted acquisition strategy which characterise the Group. Growth in profits even outpaced the growth in revenues.

With highly motivated teams, leading market positions and growing market shares, BNP Paribas is able to capitalise on its potential for development and value creation across the Group's diverse array of business lines."

CONSOLIDATED PROFIT AND LOSS ACCOUNT

In millions of euros	1Q05	1Q05 / 1Q04 EU-IFRS	1Q05 / 4Q04 EU-IFRS
Net Banking Income	**5,603**	**+19.3%**	**+17.3%**
Operating Expenses and Dep.	-3,143	+8.6%	-2.1%
Gross Operating Income	**2,460**	**+36.5%**	**+57.1%**
Provisions	-103	-62.4%	-26.4%
Operating Income	**2,357**	**+54.3%**	**+65.3%**
Associated Companies	73	-14.1%	-22.3%
Extraordinary Items	13	-68.3%	+30.0%
Non Operating Items	**86**	**-31.7%**	**-17.3%**
Pre-Tax Income	**2,443**	**+47.7%**	**+59.7%**
Tax Expense	-619	+41.3%	+89.3%
Minority Interests	-104	-10.3%	-11.1%
Net Income, Group Share	**1,720**	**+56.4%**	**+58.4%**
Cost / Income	**56.1%**	**-5.5 pt**	**-11.1 pt**
Cost / Income without BNP Paribas Capital	**59.8%**	**-2.7 pt**	**-7.6 pt**
ROE after Tax	23.8%	+7.0 pt	

At constant scope and exchange rates	1Q05 / 1Q04 EU-IFRS
Net Banking Income	**+17.6%**
Operating Expenses and Dep.	+5.2%
Gross Operating Income	**+37.9%**
Provisions	-62.5%
Operating Income	**+56.2%**
Pre-Tax Income	**+49.0%**
Net Income, Group Share	**+57.8%**

Changes calculated on the basis of 1Q04 figures simulated according to EU-IFRS (including IAS 32, 39 and IFRS 4). This method has been applied throughout this document with the exception of pages 20-23 which show changes calculated on the basis of 1Q04 and 4Q04 figures stated according to IFRS 2004 (excluding IAS 32, 39 and IFRS 4).

1ST QUARTER 2005 CORE BUSINESS RESULTS

In millions of euros	Retail Banking	AMS	CIB	BNP Paribas Capital	Other Activities	Group
Net Banking Income	**2,662**	**813**	**1,566**	**357**	**205**	**5,603**
Var/1Q04 EU-IFRS	+10.7%	+17.0%	+9.9%	n.s.	n.s.	+19.3%
Var/4Q04 EU-IFRS	+5.7%	-0.2%	+14.4%	n.s.	n.s.	+17.3%
Operating Expenses and Dep.	-1,632	-536	-913	-6	-56	-3,143
Var/1Q04 EU-IFRS	+7.3%	+19.9%	+6.9%	-33.3%	-9.7%	+8.6%
Var/4Q04 EU-IFRS	-0.2%	-2.5%	+5.3%	-14.3%	-62.7%	-2.1%
Gross Operating Income	**1,030**	**277**	**653**	**351**	**149**	**2,460**
Var/1Q04 EU-IFRS	+16.6%	+11.7%	+14.4%	n.s.	n.s.	+36.5%
Var/4Q04 EU-IFRS	+16.6%	+4.5%	+30.1%	n.s.	n.s.	+57.1%
Provisions	-177	-3	47	0	30	-103
Var/1Q04 EU-IFRS	-15.7%	n.s.	n.s.	n.s.	n.s.	-62.4%
Var/4Q04 EU-IFRS	+2.3%	n.s.	n.s.	n.s.	n.s.	-26.4%
Operating Income	**853**	**274**	**700**	**351**	**179**	**2,357**
Var/1Q04 EU-IFRS	+26.7%	+12.8%	+34.9%	n.s.	n.s.	+54.3%
Var/4Q04 EU-IFRS	+20.1%	+4.2%	+47.1%	n.s.	n.s.	+65.3%
Associated Companies	26	0	2	19	26	73
Other Items	2	1	14	7	-11	13
Pre-Tax Income	**881**	**275**	**716**	**377**	**194**	**2,443**
Var/1Q04 EU-IFRS	+24.8%	+13.6%	+35.3%	n.s.	n.s.	+47.7%
Var/4Q04 EU-IFRS	+18.3%	+2.2%	+45.8%	n.s.	n.s.	+59.7%

In millions of euros	Retail Banking	AMS	CIB	BNP Paribas Capital	Other Activities	Group
Net Banking Income	**2,662**	**813**	**1,566**	**357**	**205**	**5,603**
1Q04 EU-IFRS	2,404	695	1,425	81	90	4,695
4Q04 EU-IFRS	2,519	815	1,369	24	49	4,776
Operating Expenses and Dep.	-1,632	-536	-913	-6	-56	-3,143
1Q04 EU-IFRS	-1,521	-447	-854	-9	-62	-2,893
4Q04 EU-IFRS	-1,636	-550	-867	-7	-150	-3,210
Gross Operating Income	**1,030**	**277**	**653**	**351**	**149**	**2,460**
1Q04 EU-IFRS	883	248	571	72	28	1,802
4Q04 EU-IFRS	883	265	502	17	-101	1,566
Provisions	-177	-3	47	0	30	-103
1Q04 EU-IFRS	-210	-5	-52	2	-9	-274
4Q04 EU-IFRS	-173	-2	-26	-2	63	-140
Operating Income	**853**	**274**	**700**	**351**	**179**	**2,357**
1Q04 EU-IFRS	673	243	519	74	19	1,528
4Q04 EU-IFRS	710	263	476	15	-38	1,426
Associated Companies	26	0	2	19	26	73
1Q04 EU-IFRS	25	-1	3	39	19	85
4Q04 EU-IFRS	32	2	-1	40	21	94
Other Items	2	1	14	7	-11	13
1Q04 EU-IFRS	8	0	7	69	-43	41
4Q04 EU-IFRS	3	4	16	1	-14	10
Pre-Tax Income	**881**	**275**	**716**	**377**	**194**	**2,443**
1Q04 EU-IFRS	706	242	529	182	-5	1,654
4Q04 EU-IFRS	745	269	491	56	-31	1,530
Minority Interests	**-13**	**0**	**-2**	**-2**	**-87**	**-104**
Tax Expense						-619
Net Income, Group Share						**1,720**

STRONG MOMENTUM ACROSS ALL CORE BUSINESSES


Net Banking Income
AMS 16%
French Retail Banking*
813
1,305
1,566
1,357
Retail Banking 53%
CIB 31%
IRFS
Gross Operating Income
AMS 14%
French Retail Banking*
277
433
653
597
Retail Banking 53%
CIB 33%
IRFS
(in millions of euros)
Net Banking Income - % Change 1Q05/1Q04 EU-IFRS
Retail Banking : +10.7%
AMS : +17.0%
CIB : +9.9%
Gross Operating Income - % Change 1Q05/1Q04 EU-IFRS
Retail Banking : +16.6%
AMS : +11.7%
CIB : +14.4%
*including 2/3 of French private banking

RETAIL BANKING

In millions of euros	1Q05	1Q05 / 1Q04 EU-IFRS	1Q05 / 4Q04 EU-IFRS
Net Banking Income	**2,662**	**+10.7%**	**+5.7%**
Operating Expenses and Dep.	-1,632	+7.3%	-0.2%
Gross Operating Income	**1,030**	**+16.6%**	**+16.6%**
Provisions	-177	-15.7%	+2.3%
Operating Income	**853**	**+26.7%**	**+20.1%**
Associated Companies	26	+4.0%	-18.8%
Other Items	2	-75.0%	-33.3%
Pre-Tax Income	**881**	**+24.8%**	**+18.3%**
Cost / Income	61.3%	-2.0 pt	-3.6 pt
Allocated Equity (Ebn)	10.3	+9.3%	
Pre-Tax ROE	34%	+4 pt	

FRENCH RETAIL BANKING*

In millions of euros	1Q05	1Q05 / 1Q04 EU-IFRS	1Q05 / 4Q04 EU-IFRS
Net Banking Income	**1,350**	**+8.6%**	**+5.8%**
Incl. Commissions	*565*	*+6.0%*	*+5.4%*
Incl. Interest Margin	*785*	*+10.6%*	*+6.1%*
Operating Expenses and Dep.	-895	+3.4%	+0.0%
Gross Operating Income	**455**	**+20.4%**	**+19.4%**
Provisions	-44	-33.3%	-44.3%
Operating Income	**411**	**+31.7%**	**+36.1%**
Non Operating Items	0	n.s.	n.s.
Pre-Tax Income	**411**	**+31.7%**	**+36.1%**
Income Attributable to AMS	-22	+15.8%	+37.5%
Pre-Tax Income of French Retail Bkg	**389**	**+32.8%**	**+36.0%**
Cost / Income	66.3%	-3.3 pt	-3.8 pt
Allocated Equity (Ebn)	5.0	+8.5%	
Pre-Tax ROE	31%	+6 pt	

* including 100% of French private banking from NBI to Operating Income

- Excellent revenue performance: spill-over effect of accelerated customer base growth in 2004
  - buoyant business activity during 1Q05
    - commissions: strong rise due notably to increased revenues from fees on investment funds and transactions (+8.4% versus 1Q04)
    - *interest margin: higher quarterly volatility due to IFRS*
  - NBI growth trending towards +5% (+4% in 2004 and +3% in 2003)
- Operating expenses well contained
- Reduced cost of risk on RWA ratio: 23 bps in 1Q05 versus 39 bps in 2004


FEES
In millions of euros
533
520
537
536
565
182.2
197.6
351.0
352,5
375.0
367.9
367.2
1Q04
2Q04
3Q04
4Q04
1Q05
% Change 1Q05/1Q04
Fees : +6.0%
Fees on investment funds
and transactions: +8.4%
Other banking transactions: +4.6%

100% of French private banking
Modification of reported 2004 figures according to EU-IFRS

LOANS, DEPOSITS AND FUNDS UNDER MANAGEMENT

In billions of euros	Outstandings 1Q05	%Change 1 year 1Q05/1Q04	%Change 1 quarter 1Q05/4Q04
LENDINGS (1)			
Total Loans	**83.8**	**+15.4%**	**+3.3%**
Individual Customers	41.9	+19.5%	+4.1%
Incl. Mortgages	35.1	+22.2%	+4.7%
Incl. Consumer Lending	6.8	+7.3%	+1.1%
Corporates	38.7	+12.9%	+2.4%
DEPOSITS and SAVINGS (1)	**75.9**	**+5.2%**	**+1.9%**
Cheque and Current Accounts	31.0	+5.2%	+0.6%
Savings Accounts	37.6	+7.0%	+4.0%
Market Rate Deposits	7.3	-3.5%	-2.8%
FUNDS UNDER MANAGEMENT (2)			
Life Insurance	41.9	+12.6%	+4.1%
Mutual Funds (3)	60.0	+1.8%	+2.2%

(1) Average cash Outstandings (2) Outstandings at the end of the period
(3) These statistics do not include mutual funds assets located in Luxembourg (PARVEST)

INDIVIDUAL CUSTOMERS :


INCREASED THE NUMBER OF INDIVIDUAL CHEQUE AND DEPOSIT ACCOUNTS
+17,700
+23,000
+28,400
+36,000
1Q02
1Q03
1Q04
1Q05

Attracting New Customers

- Mortgage lending momentum
  - A source of new customer generating much higher profitability than average new clients
- Success of "Young Customer" set-up
  - New initiatives and innovative partnerships (Sony PlayStation, "*printemps du cinema*", etc.)

- Mortgages: outstanding loans up 22.2% versus 1Q04 (market share gain of 60 bps versus 1Q04[1])
  - the result of improvements made to sales and marketing organisation as well as processing quality standards
  - pricing in line with market averages[2]

- Consumer lending: outstanding loans up 7.3% versus 1Q04 (market share gain of 25 bps versus 1Q04[1])

- Savings inflows: very strong performance
  - life insurance: record inflows during 1Q05 (€1.9bn, +19.9% versus 1Q04, market share gain of 40 bps versus 1Q04[1])
  - mutual funds: a rise in inflows of 30.8% versus 1Q04
  - savings accounts: +outstandings +7.0% versus 1Q04

(1) Source: monthly statistics of the Bank of France, FFSA
(2) As is generally the case in regards to individual banking services (sources: Le Monde, survey of January 2005; Institut National de la Consommation, survey of March 2005))

CORPORATE SEGMENT :


Outstandings business loans (€bn)
37.7
36.4
34.9
33.8
34.3
35.3
36.5
37.8
38.7
1Q03
2Q03
3Q03
4Q03
1Q04
2Q04
3Q04
4Q04
1Q05

- Business loan growth outperformed the market during 1Q05, up 12.9% year-on-year, while respecting the same quality profitability and risk criteria
- Continued growth of cross-selling across business lines

	Income vs. 1Q04
◆ Structured Finance :	x 2
◆ Corporate Finance :	x 3
◆ Derivatives :	+70%
◆ Factoring :	+40%
◆ Leasing :	+15%

INTERNATIONAL RETAIL BANKING AND FINANCIAL SERVICES

In millions of euros	1Q05	1Q05 / 1Q04 EU-IFRS	1Q05 / 4Q04 EU-IFRS
Net Banking Income	**1,357**	**+13.1%**	**+5.9%**
Operating Expenses and Dep.	-760	+12.4%	-0.5%
Gross Operating Income	**597**	**+13.9%**	**+15.3%**
Provisions	-133	-7.6%	+41.5%
Operating Income	**464**	**+22.1%**	**+9.4%**
Associated Companies	26	+4.0%	-18.8%
Other Items	2	-75.0%	-33.3%
Pre-Tax Income	**492**	**+19.1%**	**+7.2%**
Cost / Income	56.0%	-0.3 pt	-3.6 pt
Allocated Equity (Ebn)	5.4	+10.0%	
Pre-Tax ROE	37%	+3 pt	

- Pre-tax Income up 19.1% as compared to 1Q04
  - net banking income up 13.1%
    - sustained organic growth: +6% at constant scope and exchange rates
    - *positive impact of acquisitions realised in 2004, especially in the US*
  - operating expenses contained: +3% at constant scope and exchange rates
  - cost of risk down

BANCWEST

BancWest and its subsidiaries' contribution to the IRFS core business

In millions of euros	1Q05	1Q05 / 1Q04 EU-IFRS	1Q05 / 4Q04 EU-IFRS
Net Banking Income	**418**	**+12.7%**	**+2.5%**
Operating Expenses and Dep.	-208	+20.9%	-7.1%
Gross Operating Income	**210**	**+5.5%**	**+14.1%**
Provisions	-11	-31.3%	n.s.
Operating Income	**199**	**+8.7%**	**+12.4%**
Associated Companies	0	n.s.	n.s.
Other Items	-1	n.s.	n.s.
Pre-Tax Income	**198**	**+8.2%**	**+11.9%**
Cost / Income	49.8%	+3.4 pt	-5.1 pt
Allocated Equity (Ebn)	1.7	+18.3%	
Pre-Tax ROE	46%	-4 pt	

- Pre-tax income up 8.2% as compared to 1Q04
- Integration of Community First and Union Safe Deposit according to schedule:
  - IT system migration completed as of January 2005, in less than 3 months
  - exceptional costs of consolidation concentrated over 4Q04 and 1Q05
  - synergies confirmed (USD50mn in cost savings for 2005)
- Interest margin: 3.83% in 1Q05, down 27 bps vs. 1Q04, stabilisation expected close to this level
- NPLs / Loans ratio of 0.45%, stable versus 31 December 2004

CETELEM

Cetelem and its subsidiaries' contribution to the IRFS core business

In millions of euros	1Q05	1Q05 / 1Q04 EU-IFRS	1Q05 / 4Q04 EU-IFRS
Net Banking Income	**451**	**+9.2%**	**+6.6%**
Operating Expenses and Dep.	-231	+7.9%	-0.4%
Gross Operating Income	**220**	**+10.6%**	**+15.2%**
Provisions	-106	-2.8%	+14.0%
Operating Income	**114**	**+26.7%**	**+16.3%**
Associated Companies	24	+4.3%	-22.6%
Other Items	0	n.s.	n.s.
Pre-Tax Income	**138**	**+16.0%**	**+7.0%**
Cost / Income	51.2%	-0.6 pt	-3.6 pt
Allocated Equity (Ebn)	1.5	+2.1%	
Pre-Tax ROE	36%	+4 pt	

- NBI up 9.2% and pre-tax income up 16% versus1Q04
- Very strong performance outside France
- Operating expenses well contained
- Good risk control
- Acquisition in April 2005 of Credisson*, #2 in consumer lending in Romania

  ** Subject to regulatory approval*

FINANCIAL SERVICES, EXCLUDING CONSUMER LENDING: RAPID GROWTH AND LEADING POSITIONS IN EUROPE


ARVAL
Une société de BNP PARIBAS


BNP PARIBAS
LEASE GROUP


UCB
Une société de BNP PARIBAS

- Outstandings exceeded €43bn as at 31.03.05, up 17% year-on-year
- Rapid year-on-year progression of revenues and earnings:
  - NBI: €318mn, up 14.8% vs. 1QO4
  - Pre-tax income: €117mn, up 27.2% vs. 1Q04

EMERGING MARKETS

- Strong growth in revenues and earnings:
  - NBI: €163mn, up 17.3% y-on-y
  - Pre-tax income: €52mn, +33.3%

- Acquisition of 50 % of Türk Ekonomi Bankasi finalised on 11 February 05
  - a growth platform for retail activities in Turkey
  - high revenue synergy potential with other activities of the Group (AMS, CIB, intra-Mediterranean trade)

- Continued rapid growth in North Africa and the Gulf states
  - start-up in Kuwait in 1Q05
  - planned branch openings in 2005: 41 in the Maghreb countries and 10 in Egypt
    - ♦ 23% expansion in the network of branches in these countries

FINANCIAL SERVICES – MANAGED OUTSTANDINGS

In billions of euros	Mar-05	Dec-04	% Change 1 quarter /Dec-04	Mar-04	% Change 1 year /Mar-04
Cetelem (1)	**32.4**	**32.2**	**+0.7%**	**29.4**	**+10.1%**
France	19.1	19.2	-0.5%	17.9	+6.7%
Outside France	13.3	13.0	+2.5%	11.5	+15.4%
BNP Paribas Lease Group MT (2)	**14.7**	**14.8**	**-1.1%**	**15.8**	**-7.1%**
France	10.8	11.1	-2.2%	12.4	-13.0%
Europe (excluding France)	3.9	3.8	+2.3%	3.4	+14.9%
UCB Individuals (2,3)	**23.7**	**20.2**	**+17.3%**	**16.5**	**+43.5%**
France Individuals	14.0	11.2	+25.0%	9.3	+50.7%
Europe (excluding France)	9.7	9.0	+7.8%	7.2	+34.3%
Long Term Leasing with Services (4)	**5.3**	**5.2**	**+2.0%**	**4.9**	**+8.6%**
France	1.8	1.7	+1.5%	1.6	+10.1%
Europe (excluding France)	3.5	3.5	+2.2%	3.3	+7.9%
Arval					
Total Managed Vehicles (in thousands)	**601**	**602**	**-0.2%**	**611**	**-1.7%**
includind financed vehicles	439	433	+1.3%	411	+6.7%

(1) Including FRB partnership since 30.06.04

(2) Transfer of BPLG residential real estate oustandings of BNP Paribas Invest Immo to UCB from 31.12.04.

(3) Including Abbey National France outstandings from 31.03.05 (€ 2.4 bn). At constant scope, UCB oustandings increased by 5.2% vs 31 december 04.

(4) Estimates. 2004 figures have been modified according to IAS 17.

ASSET MANAGEMENT AND SERVICES

In millions of euros	1Q05	1Q05 / 1Q04 EU-IFRS	1Q05 / 4Q04 EU-IFRS
Net Banking Income	**813**	**+17.0%**	**-0.2%**
Operating Expenses and Dep.	-536	+19.9%	-2.5%
Gross Operating Income	**277**	**+11.7%**	**+4.5%**
Provisions	-3	n.s.	n.s.
Operating Income	**274**	**+12.8%**	**+4.2%**
Associated Companies	0	n.s.	n.s.
Other Items	1	n.s.	n.s.
Pre-Tax Income	**275**	**+13.6%**	**+2.2%**
Cost / Income	65.9%	+1.6 pt	-1.6 pt
Allocated Equity (Ebn)	3.5	+13.3%	
Pre-Tax ROE	31%	+0 pt	

- Strong organic growth across all business lines vs. 1Q04
  - NBI: +10.9% at constant scope* and exchange rates
  - Operating expenses rose 7.9% at constant scope* and exchange rates
- Pre-tax income up 18.7% at constant scope* and exchange rates

**Scope effect due essentially to the acquisition of Atis Real on 1 April 2004*

STRONG GROWTH OF ASSETS UNDER MANAGEMENT

In billions of euros



+€18.3bn
361.4
343.1
Net new inflows €9.8 bn
125.7
Private Banking and Cortal Consors
117.2
Performance effect and other €8.5bn
Asset Management
147.4
154.0
Insurance
78.5
81.7
31 December 2004
31 March 2005

Total assets under management net of cross-selling among AMS business lines: €308.8bn as at 31 March 2005 versus €292.1bn as at 31 December 2004

NET NEW INFLOWS* AS AT 1Q05: €9.8BN, REPRESENTING 11.4%** OF ASSETS UNDER MANAGEMENT

In billions of euros



Insurance
1.8
Private Banking and Cortal Consors
4.4
Asset Management
3.6

** Including cross-selling among AMS business lines** Annualised rate*

Very strong performance in all segments, especially within the institutional client segment

Net new inflows (excluding cross-selling among AMS business lines): €8.8bn versus €4.3bn in 1Q04

TOTAL ASSETS UNDER MANAGEMENT

In billions of euros



335.2
335.7
339.4
343.1
361.4
Private Banking and Cortal Consors
114.6
115.8
116.1
117.2
125.7
Asset Management
147.1
144.7
146.5
147.4
154.0
Insurance
73.5
75.2
76.8
78.5
81.7
1Q04
2Q04
3Q04
4Q04
1Q05

WEALTH AND ASSET MANAGEMENT

WAM = Private Banking + Asset Management+ Cortal Consors + Real Estate Services

In millions of euros	1Q05	1Q05 / 1Q04 EU-IFRS	1Q05 / 4Q04 EU-IFRS
Net Banking Income	**409**	**+18.2%**	**-4.2%**
Operating Expenses and Dep.	-292	+24.3%	-7.6%
Gross Operating Income	**117**	**+5.4%**	**+5.4%**
Provisions	0	n.s.	n.s.
Operating Income	**117**	**+9.3%**	**+7.3%**
Associated Companies	0	n.s.	n.s.
Other Items	1	n.s.	-75.0%
Pre-Tax Income	**118**	**+11.3%**	**+2.6%**
Cost / Income	71.4%	+3.5 pt	-2.6 pt
Allocated Equity (Ebn)	1.0	+8%	

- Very strong net inflow performance of €8bn in 1Q05
- Buoyant growth of highly-technical asset management
  - alternative and structured asset management: €21.0bn of assets under management as at 31/03/05 vs. €19.5bn as at 31/12/04
  - launch of new tracker products in a partnership with AXA IM
- Continued international development
  - acquisition* of the Dutch private bank Nachenius Tjeenk & Co. (assets under management: €1.3bn)

    ** Subject to regulatory approval*
- GOI up 14.2% at constant scope** and exchange rates

  **Scope effect due essentially to the acquisition of Atis Real on 1 April 2004*

ASSET MANAGEMENT BUSINESS – BREAKDOWN OF AUM


31/12/04
Monetary 31%
Bonds 31%
Equity 15%
Structured, alternative & index-based 13%
Diversified 10%
31/03/05
Monetary 32%
Bonds 30%
Equity 15%
Structured, alternative & index-based 14%
Diversified 9%

All 2004 figures have been restated in accordance with the new classification adopted in 2005.

INSURANCE

In millions of euros	1Q05	1Q05 / 1Q04 EU-IFRS	1Q05 / 4Q04 EU-IFRS
Net Banking Income	**237**	**+19.1%**	**-1.7%**
Operating Expenses and Dep.	-111	+18.1%	-0.9%
Gross Operating Income	**126**	**+20.0%**	**-2.3%**
Provisions	-3	n.s.	n.s.
Operating Income	**123**	**+18.3%**	**-4.7%**
Associated Companies	0	n.s.	n.s.
Other Items	0	n.s.	n.s.
Pre-Tax Income	**123**	**+18.3%**	**-4.7%**
Cost / Income	46.8%	-0.4 pt	+0.3 pt
Allocated Equity (Ebn)	2.1	+9%	

- Strong income growth
  - NBI up 19.1%
  - GOI up 20.0%
- Total assets gathered up 13% versus 1Q04
  - France: record quarter of inflows from individuals and very good performance of unit-linked products (30% of asset inflows in 1Q05, compared to 26% for the market)
  - outside of France: strong growth in asset inflows of 24%, notably in Asia (South Korea and Taiwan)
  - personal protection products: premium income up 9%

SECURITIES SERVICES

In millions of euros	1Q05	1Q05 / 1Q04 EU-IFRS	1Q05 / 4Q04 EU-IFRS
Net Banking Income	**167**	**+11.3%**	**+13.6%**
Operating Expenses and Dep.	-133	+12.7%	+9.0%
Gross Operating Income	**34**	**+6.3%**	**+36.0%**
Provisions	0	n.s.	n.s.
Operating Income	**34**	**+6.3%**	**+36.0%**
Associated Companies	0	n.s.	n.s.
Other Items	0	n.s.	n.s.
Pre-Tax Income	**34**	**+6.3%**	**+36.0%**
Cost / Income	79.6%	+0.9 pt	-3.4 pt
Allocated Equity (Ebn)	0.3	+87.5%	

ASSETS UNDER CUSTODY (end of period)
In billions of euros


2,279
2,291
2,383
2,473
2,621
1Q04
2Q04
3Q04
4Q04
1Q05

NUMBER OF TRANSACTIONS
In millions of transactions


6.1
5.7
5.3
6.1
6.2
1Q04
2Q04
3Q04
4Q04
1Q05

CORPORATE AND INVESTMENT BANKING

In millions of euros	1Q05	1Q05 / 1Q04 EU-IFRS	1Q05 / 4Q04 EU-IFRS
Net Banking Income	**1,566**	**+9.9%**	**+14.4%**
Operating Expenses and Dep.	-913	+6.9%	+5.3%
Gross Operating Income	**653**	**+14.4%**	**+30.1%**
Provisions	47	n.s.	n.s.
Operating Income	**700**	**+34.9%**	**+47.1%**
Associated Companies	2	n.s.	n.s.
Other Items	14	n.s.	-12.5%
Pre-Tax Income	**716**	**+35.3%**	**+45.8%**
Cost / Income	58.3%	-1.6 pt	-5.0 pt
Allocated Equity (Ebn)	8.4	+28%	
Pre-Tax ROE	34%	+2 pt	

LEADING MARKET POSITIONS

- No. 1 world-wide in project finance
- No. 1 mandated arranger of syndicated credit (EMEA)
- No. 1 in sovereign bonds in euros
- No. 1 in European leveraged loans
- No. 2 world-wide in euro-denominated corporate bonds
- No. 2 world-wide in euro-denominated structured finance
- No. 2 bookrunner of emerging market syndicated credit

Sources : Thomson Financial, Dealogic

THE CAPACITY TO STRUCTURE AND PLACE HIGHLY-TECHNICAL PRODUCTS ADAPTED TO CUSTOMER NEEDS

Securitisation
« Best Cross-Border Securitisation Deal » (The Asset & Finance Asia)

Specialised Finance
« *Aircraft Finance House of the Year* » (Jane's Transport Finance); « *European Telecom Bank of the Year 2004* » (Telecom Finance Magazine)

Energy, Commodities
« *Crude Oil House of the Year* » (Energy Risk Magazine); « *Bank of the Year* » (Global Water Intelligence)

Derivatives
« *Best provider of interest rate options* » (Corporate Finance Magazine); « *Best Equity Derivatives Provider* » (Global Finance Magazine, 2004); « *First Dealer and First Issuer of Equity-Linked MTNs* » with 30% and 25% of global market share (MTN-I)

Leveraged Financing

Fund Derivatives

Acquisition Financing
« *Best Arranger of Acquisition Financing; Best Arranger of Project Financing* » (EuroWeek)

Research
« *N° 1 for Investment Grade Credit Research* » (Euromoney survey)

FINANCING BUSINESSES

In millions of euros	1Q05	1Q05 / 1Q04 EU-IFRS	1Q05 / 4Q04 EU-IFRS
Net Banking Income	**625**	**+12.4%**	**+5.8%**
Operating Expenses and Dep.	-260	+8.3%	-9.7%
Gross Operating Income	**365**	**+15.5%**	**+20.5%**
Provisions	47	n.s.	n.s.
Operating Income	**412**	**+56.7%**	**+46.6%**
Other Items	5	+0.0%	+0.0%
Pre-Tax Income	**417**	**+55.6%**	**+45.8%**
Cost / Income	41.6%	-1.6 pt	-7.1 pt
Allocated Equity (Ebn)	5.6	+38.5%	

- Development focused on highly-technical business segments
- Structured Finance: revenue levels close to those of 1Q04 (which included capital gains of €42mn from Leveraged Finance activities)
- Energy & Commodities (ECEP): renewed and rapid growth in revenues and earnings

ADVISORY AND CAPITAL MARKETS

In millions of euros	1Q05	1Q05 / 1Q04 EU-IFRS	1Q05 / 4Q04 EU-IFRS
Net Banking Income	**941**	**+8.3%**	**+21.0%**
Operating Expenses and Dep.	-653	+6.4%	+12.8%
Gross Operating Income	**288**	**+12.9%**	**+44.7%**
Provisions	0	n.s.	n.s.
Operating Income	**288**	**+12.5%**	**+47.7%**
Associated Companies	2	n.s.	n.s.
Other Items	9	n.s.	-18.2%
Pre-Tax Income	**299**	**+14.6%**	**+45.9%**
Cost / Income	69.4%	-1.3 pt	-5.0 pt
Allocated Equity (Ebn)	2.8	+12.2%	

- Fixed Income : excellent performance, notably in interest rate derivatives
- Equity derivatives: high revenue levels maintained despite a market context of historically-low volatility
- Client business activity as the principal driver: VaR held at a low level

VaR (1 day – 99%) by type of risk

In millions of euros	28-June-02	30-Sept-02	31-Dec-02	31-Mar-03	30-June-03	30-Sept-03	31-Dec-03	31-Mar-04	30-June-04	30-Sept-04	31-Dec-04	31-Mar-05
Commodities	1	1	2	3	3	3	2	2	2	2	2	**6**
Change	4	3	3	2	1	2	3	2	3	2	3	**3**
Equities	26	33	27	21	12	17	13	14	18	15	11	**2**
Interest rate	26	36	24	25	43	23	26	18	24	16	14	**18**
Credit							13	14	12	15	11	**14**
Netting	-25	-33	-28	-28	-21	-23	-35	-25	-31	-23	-22	**-24**
Total VaR	**32**	**40**	**28**	**23**	**38**	**22**	**22**	**25**	**28**	**27**	**19**	**19**

Last market trading day of the period

Inclusion in 4Q03 of credit risk, previously included and netted in "interest rate" risk

BNP PARIBAS CAPITAL

In millions of euros	1Q05	1Q04 EU-IFRS	4Q04 EU-IFRS
Net Banking Income	**357**	**81**	**24**
Operating Expenses and Dep.	-6	-9	-7
Gross Operating Income	**351**	**72**	**17**
Provisions	0	2	-2
Operating Income	**351**	**74**	**15**
Associated Companies	19	39	40
Other Items	7	69	1
Pre-Tax Income	**377**	**182**	**56**
Allocated Equity (Ebn)	1.1	1.1	

- Continuation of asset disposals:
  - principal disposal of 1Q05: Eiffage
- Portfolio value:
  - estimated value: €3.3bn (€3.8bn* as at 31/12/04)
  - net unrealised capital gains: €1.1bn (€1.3bn* as at 31/12/04)

* *figures restated in EU-IFRS*

BNP PARIBAS GROUP

	31 Mar. 05	1 Jan. 05
Total Capital ratio (a)	**10.0%**	**10.1%**
Tier One ratio (a)	**7.4%**	**7.5%**

In millions of euros	1Q05	4Q04
Value at Risk (1 day 99%) end of period	**19**	**19**
Annual Average Value at Risk (1 day 99%)	**21**	**21**

(a) As at 31 March 2005, based on estimated Risk Weighted Assets of E344 bn.

NUMBER OF SHARES

- Share cancellations:
  - 14 million shares cancelled on 10 May 2005, bringing the number of treasury shares to 41 million
  - 35 million additional shares to be cancelled* during the course of 2005

**subject to the approval of the AGM and the CECEI*

in millions and in euros	2004	1T05	12 May 05
Number of Shares (end of period)	884.7	885.2	871.2 *
Number of Shares excluding Treasury Shares (end of period)	833.0	833.2	830.4
Average number of Shares outstanding excluding Treasury Shares	840.5	833.6	

**35 million shares are due to be cancelled during the course of 2005 (pending the approval of the AGM and the CECEI respectively)*

RATINGS

S&P	AA	Stable Outlook	Rating upgraded to AA on 06/07/2004
Moody's	Aa2	Stable Outlook	Rating upgraded to Aa2 on 19/02/2002
Fitch	AA	Stable Outlook	Rating upgraded to AA on 28/11/2001

COMPARISON 1T05 IFRS-EU / 1T04 IFRS 2004

GROUP

In millions of euros	1Q05	1Q04 IFRS 2004	1Q05 / 1Q04 IFRS 2004
Net Banking Income	**5,603**	**4,807**	**+16.6%**
Operating Expenses and Dep.	-3,143	-2,894	+8.6%
Gross Operating Income	**2,460**	**1,913**	**+28.6%**
Provisions	-103	-246	-58.1%
Operating Income	**2,357**	**1,667**	**+41.4%**
Associated Companies	73	86	-15.1%
Extraordinary Items	13	40	-67.5%
Non Operating Items	**86**	**126**	**-31.7%**
Pre-Tax Income	**2,443**	**1,793**	**+36.3%**
Tax Expense	-619	-474	+30.6%
Minority Interests	-104	-116	-10.3%
Net Income, Group Share	**1,720**	**1,203**	**+43.0%**
Cost / Income	**56.1%**	**60.2%**	**-4.1 pt**
ROE after Tax	**23.8%**	**17.1%**	**+6.7 pt**

RETAIL BANKING

In millions of euros	1T05	1T04 IFRS 2004	1T05 / 1T04 IFRS 2004
Net Banking Income	**2,662**	**2,416**	**+10.2%**
Operating Expenses and Dep.	-1,632	-1,528	+6.8%
Gross Operating Income	**1,030**	**888**	**+16.0%**
Provisions	-177	-180	-1.7%
Operating Income	**853**	**708**	**+20.5%**
Associated Companies	26	25	+4.0%
Other Items	2	8	-75.0%
Pre-Tax Income	**881**	**741**	**+18.9%**
Cost / Income	61.3%	63.2%	-1.9 pt
Allocated Equity (Ebn)	10.3	9.5	+9.3%
Pre-Tax ROE	34%	31%	+3 pt

FRENCH RETAIL BANKING

(2/3 of French private banking)

In millions of euros	1T05	1T04 IFRS 2004	1T05 / 1T04 IFRS 2004
Net Banking Income	**1,305**	**1,221**	**+6.9%**
Operating Expenses and Dep.	-872	-849	+2.7%
Gross Operating Income	**433**	**372**	**+16.4%**
Provisions	-44	-55	-20.0%
Operating Income	**389**	**317**	**+22.7%**
Associated Companies	0	0	n.s.
Other Items	0	0	n.s.
Pre-Tax Income	**389**	**317**	**+22.7%**
Cost / Income	66.8%	69.5%	-2.7 pt
Allocated Equity (Ebn)	5.0	4.6	+8.5%
Pre-Tax ROE	31%	28%	+4 pt

INTERNATIONAL RETAIL BANKING AND FINANCIAL SERVICES

In millions of euros	1T05	1T04 IFRS 2004	1T05 / 1T04 IFRS 2004
Net Banking Income	**1,357**	**1,195**	**+13.6%**
Operating Expenses and Dep.	-760	-679	+11.9%
Gross Operating Income	**597**	**516**	**+15.7%**
Provisions	-133	-125	+6.4%
Operating Income	**464**	**391**	**+18.7%**
Associated Companies	26	25	+4.0%
Other Items	2	8	-75.0%
Pre-Tax Income	**492**	**424**	**+16.0%**
Cost / Income	56.0%	56.8%	-0.8 pt
Allocated Equity (Ebn)	5.4	4.9	+10.0%
Pre-Tax ROE	37%	35%	+2 pt

BancWest

In millions of euros	1T05	1T04 IFRS 2004	1T05 / 1T04 IFRS 2004
Net Banking Income	**418**	**371**	**+12.7%**
Operating Expenses and Dep.	-208	-172	+20.9%
Gross Operating Income	**210**	**199**	**+5.5%**
Provisions	-11	-15	-26.7%
Operating Income	**199**	**184**	**+8.2%**
Associated Companies	0	0	n.s.
Other Items	-1	0	n.s.
Pre-Tax Income	**198**	**184**	**+7.6%**
Cost / Income	49.8%	46.4%	+3.4 pt
Allocated Equity (Ebn)	1.7	1.5	+18.3%
Pre-Tax ROE	46%	50%	-5 pt

Cetelem

In millions of euros	1T05	1T04 IFRS 2004	1T05 / 1T04 IFRS 2004
Net Banking Income	**451**	**405**	**+11.4%**
Operating Expenses and Dep.	-231	-214	+7.9%
Gross Operating Income	**220**	**191**	**+15.2%**
Provisions	-106	-97	+9.3%
Operating Income	**114**	**94**	**+21.3%**
Associated Companies	24	23	+4.3%
Other Items	0	6	n.s.
Pre-Tax Income	**138**	**123**	**+12.2%**
Cost / Income	51.2%	52.8%	-1.6 pt
Allocated Equity (Ebn)	1.5	1.5	+2.1%
Pre-Tax ROE	36%	33%	+3 pt

ASSET MANAGEMENT AND SERVICES

en millions d'euros	1T05	1T04 IFRS 2004	1T05 / 1T04 IFRS 2004
PNB	**813**	**688**	**+18.2%**
Frais de gestion	-536	-443	+21.0%
RBE	**277**	**245**	**+13.1%**
Coût du risque	-3	-6	n.s.
Résultat d'exploitation	**274**	**239**	**+14.6%**
SME	0	-1	n.s.
Autres éléments	1	0	n.s.
Résultat avant impôt	**275**	**238**	**+15.5%**
Coefficient d'exploitation	65.9%	64.4%	+1.5 pt
Fonds propres alloués (MdE)	3.5	3.1	+13.3%
ROE avant impôt	31%	31%	+0 pt

WEALTH AND ASSET MANAGEMENT

In millions of euros	1T05	1T04 IFRS 2004	1T05 / 1T04 IFRS 2004
Net Banking Income	**409**	**342**	**+19.6%**
Operating Expenses and Dep.	-292	-231	+26.4%
Gross Operating Income	**117**	**111**	**+5.4%**
Provisions	0	-4	n.s.
Operating Income	**117**	**107**	**+9.3%**
Associated Companies	0	-1	n.s.
Other Items	1	0	n.s.
Pre-Tax Income	**118**	**106**	**+11.3%**
Cost / Income	71.4%	67.5%	+3.8 pt
Allocated Equity (Ebn)	1.0	0.9	+8.1%

INSURANCE

In millions of euros	1T05	1T04 IFRS 2004	1T05 / 1T04 IFRS 2004
Net Banking Income	**237**	**196**	**+20.9%**
Operating Expenses and Dep.	-111	-94	+18.1%
Gross Operating Income	**126**	**102**	**+23.5%**
Provisions	-3	-2	+50.0%
Operating Income	**123**	**100**	**+23.0%**
Associated Companies	0	0	n.s.
Other Items	0	0	n.s.
Pre-Tax Income	**123**	**100**	**+23.0%**
Cost / Income	46.8%	48.0%	-1.1 pt
Allocated Equity (Ebn)	2.1	2.0	+8.9%

SECURITIES SERVICES

In millions of euros	1T05	1T04 IFRS 2004	1T05 / 1T04 IFRS 2004
Net Banking Income	**167**	**150**	**+11.3%**
Operating Expenses and Dep.	-133	-118	+12.7%
Gross Operating Income	**34**	**32**	**+6.3%**
Provisions	0	0	n.s.
Operating Income	**34**	**32**	**+6.3%**
Associated Companies	0	0	n.s.
Other Items	0	0	n.s.
Pre-Tax Income	**34**	**32**	**+6.3%**
Cost / Income	79.6%	78.7%	+1.0 pt
Allocated Equity (Ebn)	0.3	0.2	+87.5%

CORPORATE AND INVESTMENT BANKING

In millions of euros	1T05	1T04 IFRS 2004	1T05 / 1T04 IFRS 2004
Net Banking Income	**1,566**	**1,492**	**+5.0%**
Operating Expenses and Dep.	-913	-854	+6.9%
Gross Operating Income	**653**	**638**	**+2.4%**
Provisions	47	-57	n.s.
Operating Income	**700**	**581**	**+20.5%**
Associated Companies	2	3	-33.3%
Other Items	14	7	n.s.
Pre-Tax Income	**716**	**591**	**+21.2%**
Cost / Income	58.3%	57.2%	+1.1 pt
Allocated Equity (Ebn)	8.4	6.5	+28.4%
Pre-Tax ROE	34%	36%	-2 pt

ADVISORY AND CAPITAL MARKETS

In millions of euros	1T05	1T04 IFRS 2004	1T05 / 1T04 IFRS 2004
Net Banking Income	**941**	**911**	**+3.3%**
Operating Expenses and Dep.	-653	-614	+6.4%
Gross Operating Income	**288**	**297**	**-3.0%**
Provisions	0	1	n.s.
Operating Income	**288**	**298**	**-3.4%**
Associated Companies	2	3	-33.3%
Other Items	9	2	n.s.
Pre-Tax Income	**299**	**303**	**-1.3%**
Cost / Income	69.4%	67.4%	+2.0 pt
Allocated Equity (Ebn)	2.8	2.5	+12.2%

FINANCING BUSINESSES

In millions of euros	1T05	1T04 IFRS 2004	1T05 / 1T04 IFRS 2004
Net Banking Income	**625**	**581**	**+7.6%**
Operating Expenses and Dep.	-260	-240	+8.3%
Gross Operating Income	**365**	**341**	**+7.0%**
Provisions	47	-58	n.s.
Operating Income	**412**	**283**	**+45.6%**
Associated Companies	0	0	n.s.
Other Items	5	5	+0.0%
Pre-Tax Income	**417**	**288**	**+44.8%**
Cost / Income	41.6%	41.3%	+0.3 pt
Allocated Equity (Ebn)	5.6	4.0	+38.5%

BNP PARIBAS CAPITAL

In millions of euros	1T05	1T04 IFRS 2004
Net Banking Income	**357**	**81**
Operating Expenses and Dep.	-6	-9
Gross Operating Income	**351**	**72**
Provisions	0	2
Operating Income	**351**	**74**
Associated Companies	19	39
Other Items	7	69
Pre-Tax Income	**377**	**182**
Allocated Equity (Ebn)	1.1	1.1

OTHER ACTIVITIES

In millions of euros	1T05	1T04 IFRS 2004
Net Banking Income	**205**	**130**
Operating Expenses and Dep.	-56	-60
Gross Operating Income	**149**	**70**
Provisions	30	-5
Operating Income	**179**	**65**
Associated Companies	26	20
Other Items	-11	-44
Pre-Tax Income	**194**	**41**

CONTENTS

BNP PARIBAS

RESULTS AS AT 31 MARCH 2005

12 May 2005


BNP PARIBAS

Results as at 31 March 2005


BNP PARIBAS

BNP Paribas - Disclaimer

All growth rates and comparisons indicated in this presentation are on a comparable accounting standard basis, except where expressly stated. These figures are the result of a comparison of Q1 2005 results calculated on the basis of IFRS accounting standards as adopted by the European Union for 2005 and a simulated restatement of Q1 2004 and Q4 2004 results on the basis of these same accounting standards. The corresponding simulated figures have not been audited.

BNP PARIBAS

Presentation Overview

BNP PARIBAS

BNP Paribas - First Quarter 2005

Strong growth in revenues and profits:

→ Net Banking Income	€5.6 bn (+19.3% / 1Q04)
→ Net Income Group Share	€1.7 bn (+56.4% / 1Q04)
→ Annualised ROE after-tax	23.8% (+7.0 pts / 1Q04)

- NBI excluding BNP Paribas Capital up 13.7% / 1Q04
  - ⇒ strong organic growth since the start of 2004
  - ⇒ significant impact of acquisition strategy
    - contribution of acquisitions realised in 2004 to 1Q05 NBI of €140mn, adding 3 points of growth


BNP PARIBAS
BNP Paribas 1Q05
Strong Growth Across All Core Businesses
FRB
Accelerating revenue growth trending towards 5% due to new sales and marketing systems and infrastructure
IRFS
Strong growth in Net Banking Income (+13%) due to buoyant organic growth (+6%), enhanced by acquisitions
New growth levers in emerging markets
AMS
Strong growth in Net Banking Income (+17%) due to organic growth above 10% and added growth via acquisitions
Record levels of net new inflows
CIB
Revenues up 10%, Pre-tax Income up 35%
Positioned as a leader in highly technical business segments
Results 31.03.2005
GROUP
RETAIL
AMS
CIB
5


BNP PARIBAS
Group 1Q05 -
Strong Momentum Across All Core Businesses
Net Banking Income
AMS 16%
French Retail Banking*
813
1,305
1,566
1,357
Retail Banking 53%
CIB 31%
IRFS
Gross Operating Income
AMS 14%
French Retail Banking*
277
433
653
597
Retail Banking 53%
CIB 33%
IRFS
(in millions of euros)
Net Banking Income - % Change 1Q05/1Q04 EU-IFRS
Retail Banking : +10.7%
AMS : +17.0%
CIB : +9.9%
Gross Operating Income - % Change 1Q05/1Q04 EU-IFRS
Retail Banking : +16.6%
AMS : +11.7%
CIB : +14.4%
Results 31.03.2005
* including 2/3 of French private banking
GROUP
RETAIL
AMS
CIB
6

BNP PARIBAS

Group 1Q05

At constant scope and exchange rates

1Q05 / 4Q04 EU-IFRS	In millions of euros	1Q05	1Q05 / 1Q04 EU-IFRS	1Q05 / 1Q04 EU-IFRS
+17.3%	Net Banking Income	5,603	+19.3%	+17.6%
-2.1%	Operating Expenses and Dep.	-3,143	+8.6%	+5.2%
+57.1%	Gross Operating Income	2,460	+36.5%	+37.9%
-26.4%	Provisions	-103	-62.4%	-62.5%
+65.3%	Operating Income	2,357	+54.3%	+56.2%
-17.3%	Associated companies and others	86	-31.7%	
+59.7%	Pre-Tax Income	2,443	+47.7%	+49.0%
+89.3%	Tax Expense	-619	+41.3%	
-11.1%	Minority Interests	-104	-10.3%	
+58.4%	Net Income, Group Share	1,720	+56.4%	+57.8%
-11.1 pt	Cost / Income	56.1%	-5.5 pt	
-7.6 pt	Cost / Income without BNP Paribas Capital	59.8%	-2.7 pt	
	ROE after Tax	23.8%	+7.0 pt	

- NBI: €5,603mn, +19,3% / 1Q04 (+13,7% excluding BNP Paribas Capital)
- Gross operating income: €2,460mn, +36,5% / 1Q04 (+21.9% excluding BNP Paribas Capital)
- Cost/income excluding BNP Paribas Capital: 59.8%
- Net Income, Group Share: €1,720mn, a rise of €620mn / 1Q04
- Scope effects neutralised by exchange rate effect from gross operating income down to net income group share

BNP PARIBAS

BNP Paribas 1Q05 - Capital Management

- A healthy cash flow generation
  - continues to finance the Group's sustained growth
    - Tier 1: 7.4% as at 31 March 2005
  - enables the launch of a new plan to buy back €600mn of shares in 2005
    - over and above the neutralisation of shares issued to employees
- Share cancellations:
  - 14 million shares cancelled on 10 May 2005, bringing the number of treasury shares to 41 million
  - 35 million additional shares to be cancelled* during the course of 2005
- 830 million shares in circulation as at 12 May 2005

**subject to the approval of the AGM and the CECEI*

BNP PARIBAS

Presentation Overview

- Retail Banking
  - **French Retail Banking**
  - International Retail Banking and Financial Services

Results 31.03.2005



BNP PARIBAS

FRB[1] 1Q05

1Q05 / 4Q04 EU-IFRS	In millions of euros	1Q05	1Q05 / 1Q04 EU-IFRS
+5.8%	**Net Banking Income**	**1,350**	**+8.6%**
+5.4%	*Incl. Commissions*	*565*	*+6.0%*
+6.1%	*Incl. Interest Margin*	*785*	*+10.6%*
+0.0%	Operating Expenses and Dep	-895	+3.4%
+19.4%	**Gross Operating Income**	**455**	**+20.4%**
-44.3%	Provisions	-44	-33.3%
+36.1%	**Operating Income**	**411**	**+31.7%**
+37.5%	Income Attributable to AMS	-22	+15.8%
+36.0%	**Pre-Tax Income of French Retail Bkg**	**389**	**+32.8%**
-3.8 pt	Cost / Income	66.3%	-3.3 pt
	Allocated Equity (€bn)	5.0	+8.5%
	Pre-Tax ROE	**31%**	+6 pt

(1) Including 100% of French private banking from NBI to Operating Income

- Excellent revenue performance: spill-over effect of accelerated customer base growth in 2004
  - buoyant business activity during 1Q05
    - commissions: strong rise due notably to increased revenues from fees on investment funds and transactions (+8.4% versus 1Q04)
    - interest margin: higher quarterly volatility due to IFRS
  - NBI growth trending towards +5% (+4% in 2004 and +3% in 2003)
- Operating Expenses well contained
- Reduced Cost of Risk on RWA ratio: 23 bps in 1Q05 versus 39 bps in 2004

Results 31.03.2005


BNP PARIBAS
FRB 1Q05 - Innovative & High-Performance Commercial Structure
INDIVIDUALS: MULTI-CHANNEL BANKING
Pre-2001
2001
2002
2003
2004
2005
INTERACTIVE VOICE SERVERS
CUSTOMER CALL CENTRES
BNP PARIBAS NET*
CUSTOMER RELATIONS MANAGEME / WORKSTATIONS
BRANCHES: CUSTOMER SERVICE PROG
PRIVATE BANKING
PROFESSIONALS & ENTREPRENEURS
BUSINESS CUSTOMERS
BACK OFFICES & AFTER-SALES SERVICES
Research
Roll-out
Operational
* New version of BNP Net
New systems and infrastructure:
focused on the satisfaction of each customer segment
designed to ensure profitable and lasting development of customer bases
Results 31.03.2005
FRB
GROUPE
RETAIL
AMS
BFI
11


BNP PARIBAS
FRB - Individual Customers
Attracting New Customers
Increase in the number of individual cheque and deposit accounts
+17,700
+23,000
+28,400
+36,000
1Q02
1Q03
1Q04
1Q05
Mortgage lending momentum
a source of new customers generating much higher profitability than average new clients
Success of "Young Customer" set-up
new initiatives and innovative partnerships (Sony PlayStation, "printemps du cinema", etc.)
Results 31.03.2005
FRB
GROUP
RETAIL
AMS
CIB
12

BNP PARIBAS

FRB 1Q05 - Individual Customers

- Mortgages: outstanding loans up 22.2% versus 1Q04 (market share gain of 60 bps versus 1Q04[1])
  - ➩ the result of improvements made to sales and marketing organisation as well as processing quality standards
  - ➩ pricing in line with market averages[2]
- Consumer lending: outstanding loans up 7.3% versus 1Q04 (market share gain of 25 bps versus 1Q04[1])
- Savings inflows: very strong performance
  - ➩ life insurance: record inflows during 1Q05 (€1.9bn, +19.9% versus 1Q04, market share gain of 40 bps versus 1Q04[1])
  - ➩ mutual funds: a rise in inflows of 30.8% versus 1Q04
  - ➩ savings accounts: outstandings +7.0% versus 1Q04

(1) Source: monthly statistics of the Bank of France, FFSA

(2) As is generally the case in regards to individual banking services (sources: Le Monde, survey of January 2005; Institut National de la Consommation, survey of March 2005)

BNP PARIBAS

FRB 1Q05 - Corporate Segment

- Outstanding Business Loans (in € bn)


37,7
36,4
34,9
33,8
34,3
35,3
36,5
37,8
38,7
1Q03
2Q03
3Q03
4Q03
1Q04
2Q04
3Q04
4Q04
1Q05

  - ➩ business loan growth outperformed the market during 1Q05, up 12.9% year-on-year, while respecting the same quality profitability and risk criteria
- Continued growth of cross-selling across business lines

	Income vs. 1Q04
➩ Structured Finance :	x 2
➩ Corporate Finance :	x 3
➩ Derivatives :	+70%
➩ Factoring :	+40%
➩ Leasing :	+15%

BNP PARIBAS

Presentation Overview

- Retail Banking
  - French Retail Banking
  - International Retail Banking and Financial Services



BNP PARIBAS

IRFS 1Q05

1Q05 / 4Q04 EU-IFRS	In millions of euros	1Q05	1Q05 / 1Q04 EU-IFRS
+5.9%	Net Banking Income	1,357	+13.1%
-0.5%	Operating Expenses and Dep	-760	+12.4%
+15.3%	Gross Operating Income	597	+13.9%
+41.5%	Provisions	-133	-7.6%
+9.4%	Operating Income	464	+22.1%
-18.8%	Associated Companies	26	+4.0%
-33.3%	Other Items	2	-75.0%
+7.2%	Pre-Tax Income	492	+19.1%
-3.6 pt	Cost / Income	56.0%	-0.3 pt
	Allocated Equity (Ebn)	5.4	+10.0%
	Pre-Tax ROE	37%	+3 pt

- Pre-tax Income up 19.1% as compared to 1Q04
  - net banking income up 13.1%
    - sustained organic growth: +6% at constant scope and exchange rates
    - positive impact of acquisitions realised in 2004, especially in the US
  - operating expenses contained: +3% at constant scope and exchange rates
  - cost of risk down

BNP PARIBAS

BancWest 1Q05

1Q05 / 4Q04 EU-IFRS	In millions of euros	1Q05	1Q05 / 1Q04 EU-IFRS
+2.5%	Net Banking Income	418	+12.7%
-7.1%	Operating Expenses and Dep.	-208	+20.9%
+14.1%	Gross Operating Income	210	+5.5%
n.s.	Provisions	-11	-31.3%
+12.4%	Operating Income	199	+8.7%
n.s.	Other Non Operating items	-1	n.s.
+11.9%	Pre-Tax Income	198	+8.2%
-5.1 pt	Cost / Income	49.8%	+3.4 pt
	Allocated Equity (Ebn)	1.7	+18.3%
	Pre-Tax ROE	46%	-4 pt

Contribution of BancWest and its subsidiaries to IRFS core business results

- Pre-tax income up 8.2% as compared to 1Q04
- Integration of Community First and Union Safe Deposit according to schedule:
  - → IT system migration completed as of January 2005, in less than 3 months
  - → exceptional costs of consolidation concentrated over 4Q04 and 1Q05
  - → synergies confirmed (USD50mn in cost savings for 2005)
- Interest margin: 3.83% in 1Q05, down 27 bps vs. 1Q04, stabilisation expected close to this level
- NPLs / Loans ratio of 0.45%, stable versus 31 December 2004

BNP PARIBAS

Cetelem 1Q05

1Q05 / 4Q04 EU-IFRS	In millions of euros	1Q05	1Q05 / 1Q04 EU-IFRS
+6.6%	Net Banking Income	451	+9.2%
-0.4%	Operating Expenses and Dep.	-231	+7.9%
+15.2%	Gross Operating Income	220	+10.6%
+14.0%	Provisions	-106	-2.8%
+16.3%	Operating Income	114	+26.7%
-22.6%	Associated Companies	24	+4.3%
+7.0%	Pre-Tax Income	138	+16.0%
-3.6 pt	Cost / Income	51.2%	-0.6 pt
	Allocated Equity (Ebn)	1.5	+2.1%
	Pre-Tax ROE	36%	+4 pt

Contribution of Cetelem and its subsidiaries to IRFS core business results

- NBI up 9.2% and pre-tax income up 16% versus1Q04
- Very strong performance outside France
- Operating expenses well contained
- Good risk control
- Acquisition in April 2005 of Credisson*, #2 in consumer finance in Romania

* *Subject to regulatory approval*



Other Financial Services 1Q05

Financial services, excluding consumer lending: rapid growth and leading positions in Europe


ARVAL
Une société de BNP PARIBAS

BNP PARIBAS
LEASE GROUP

UCB
Une société de BNP PARIBAS

- Outstandings exceeded €43bn as at 31.03.05, up 17% year-on-year
- Rapid year-on-year progression of revenues and earnings:
  - ➔NBI: €318mn, up 14.8% vs. 1Q04
  - ➔Pre-tax income: €117mn, up 27.2% vs. 1Q04



Emerging Markets 1Q05

- Strong growth in revenues and earnings:
  - ➔NBI: €163mn, up 17.3% y-on-y
  - ➔Pre-tax income: €52mn, +33.3%
- Acquisition of 50 % of Türk Ekonomi Bankasi finalised on 11 February 2005
  - ➔a growth platform for retail activities in Turkey
  - ➔high revenue synergy potential with other activities of the Group (AMS, CIB, intra-Mediterranean trade)
- Continued rapid growth in North Africa and the Gulf states
  - ➔ start-up in Kuwait in 1Q05
  - ➔ planned branch openings in 2005: 41 in the Maghreb countries and 10 in Egypt
    - □ 23% expansion in the network of branches in these countries

BNP PARIBAS

Emerging Markets: Turkey, Middle-East, North Africa

Strong growth reinforced by cross-selling, in a rapidly-growing geographic zone

- Total population 255mn
- Total GDP 2004 USD930bn (+6% vs. 2003)

ALGERIA
- 5 branches
- 30 branch openings through 2007 of which 10 in 2005

TURKEY
- TEB (50%)
- 87 branches
- 63 branch openings through 2007 of which 15 in 2005
- Opening of 3 Trade Centres in 2005

LEBANON
- 5 branches
- Develop private banking

MOROCCO
- BMCI (65%), Cetelem and Arval
- 154 branches
- 46 branch openings through 2007 of which 16 in 2005

QATAR BAHRAIN UAE
- 4 sites
- Strong cross-selling with AMS and CIB

TUNISIA
- UBCI (50%)
- 52 branches
- 45 branch openings through 2007 of which 15 in 2005

EGYPT
- BNP Paribas Cairo (87%)
- 7 branches
- 23 branch openings through 2007 of which 10 in 2005

KUWAIT
- Branch opened in March 05

SAUDI ARABIA
- License obtained
- Opening 1st half 05

Population and GDP: source Economist Intelligence Unit

BNP PARIBAS

Presentation Overview

AMS 1Q05

BNP PARIBAS

1Q05 / 4Q04 EU-IFRS	In millions of euros	1Q05	1Q05 / 1Q04 EU-IFRS
-0.2%	Net Banking Income	813	+17.0%
-2.5%	Operating Expenses and Dep.	-536	+19.9%
+4.5%	Gross Operating Income	277	+11.7%
n.s.	Provisions	-3	n.s.
+4.2%	Operating Income	274	+12.8%
n.s.	Associated Companies	0	n.s.
n.s.	Other Items	1	n.s.
+2.2%	Pre-Tax Income	275	+13.6%
-1.6 pt	Cost / Income	65.9%	+1.6 pt
	Allocated Equity (Ebn)	3.5	+13.3%
	Pre-Tax ROE	31%	+0 pt

- Strong organic growth across all business lines vs. 1Q04
  - ⇒NBI: +10.9% at constant scope* and exchange rates
  - ⇒Operating expenses rose 7.9% at constant scope* and exchange rates
- Pre-tax income up 18.7% at constant scope* and exchange rates

*Scope effect due essentially to the acquisition of Atis Real on 1 April 2004


A Powerful Platform
BNP PARIBAS
Assets under management*: €361bn
Assets under custody: €2,621bn
Present in over 40 countries
NBI 1Q05: €813mn, +17.0% vs. 1Q04
Securities Services
+11.3%
€167mn
21%
Wealth and Asset Management
+18.2%
€409mn
50%
Insurance
+19.1%
€237mn
29%

* Total assets under management as at 31 March 2005 including cross-selling among AMS business lines


BNP PARIBAS
Strong Growth of Assets Under Management
In billions of euros
+€18.3bn
361.4
343.1
Net new inflows
€9.8 bn
125.7
Private Banking
and Cortal Consors
117.2
Performance
effect
and other
€8.5bn
154.0
Asset Management
147.4
Insurance
78.5
81.7
31 December 2004
31 March 2005
Total assets under management net of cross-selling among AMS business lines :
€308.8bn as at 31 March 2005 versus €292.1bn as at 31 December 2004
Results 31.03.2005
GROUP RETAIL AMS CIB
25


BNP PARIBAS
Record Net New Inflows for 1Q05
• Net new inflows* as at 1Q05: €9.8bn, representing 11.4%** of assets under management
→ very strong performance in all businesses, especially within the institutional client segment
Insurance
1.8
Private Banking and
Cortal Consors
4.4
Asset
Management
3.6
In billions of euros
• Net new inflows (excluding cross-selling among AMS business lines): €8.8bn versus €4.3bn in 1Q04
* Including cross-selling among AMS business lines
** Annualised rate
Results 31.03.2005
GROUP RETAIL AMS CIB
26



Wealth and Asset Management - 1Q05

1Q05 / 4Q04 EU-IFRS	In millions of euros	1Q05	1Q05 / 1Q04 EU-IFRS
-4.2%	Net Banking Income	409	+18.2%
-7.6%	Operating Expenses and Dep.	-292	+24.3%
+5.4%	Gross Operating Income	117	+5.4%

- Very strong net inflow performance of €8bn in 1Q05
- Buoyant growth of highly-technical asset management
  - ➾ alternative and structured asset management: €21.0bn of assets under management as at 31/03/05 vs. €19.5bn as at 31/12/04
  - ➾ launch of new tracker products in a partnership with AXA IM
- Continued international development
  - ➾ acquisition* of the Dutch private bank Nachenius Tjeenk & Co. (assets under management: €1.3bn)
- GOI up 14.2% at constant scope** and exchange rates

* Subject to regulatory approval
**Scope effect due essentially to the acquisition of Atis Real on 1 April 2004


WAM
GROUP
RETAIL
AMS
CIB



Insurance - 1Q05

1Q05 / 4Q04 EU-IFRS	In millions of euros	1Q05	1Q05 / 1Q04 EU-IFRS
-1.7%	Net Banking Income	237	+19.1%
-0.9%	Operating Expenses and Dep.	-111	+18.1%
-2.3%	Gross Operating Income	126	+20.0%

- Strong income growth
  - ➾NBI up 19.1%
  - ➾GOI up 20.0%
- Total assets gathered up 13% versus 1Q04
  - ➾ France: record quarter of inflows from individuals and very good performance of unit-linked products (30% of asset inflows in 1Q05, compared to 26% for the market)
  - ➾ outside of France: strong growth in asset inflows of 24%, notably in Asia (South Korea and Taiwan)
  - ➾ personal protection products: premium income up 9%


Insurance
GROUP
RETAIL
AMS
CIB

BNP PARIBAS

Securities Services - 1Q05

1Q05 / 4Q04 EU-IFRS	In millions of euros	1Q05	1Q05 / 1Q04 EU-IFRS
+13.6%	Net Banking Income	167	+11.3%
+9.0%	Operating Expenses and Dep.	-133	+12.7%
+36.0%	Gross Operating Income	34	+6.3%

- NBI up 11.3% versus 1Q04
  - 15% rise in assets under custody versus 31 March 04
  - sustained commercial drive in global custody and fund administration

Assets under custody (end of period)
in billions of euros



2,279
2,291
2,383
2,473
2,621
1Q04
2Q04
3Q04
4Q04
1Q05

Number of transactions
in millions of transactions



6,1
5,7
5,3
6,1
6,2
1Q04
2Q04
3Q04
4Q04
1Q05

Securities Services

BNP PARIBAS

Presentation Overview

BNP PARIBAS

CIB 1Q05

1Q05 / 4Q04 EU-IFRS	In millions of euros	1Q05	1Q05 / 1Q04 EU-IFRS
+14.4%	Net Banking Income	1,566	+9.9%
+5.3%	Operating Expenses and Dep.	-913	+6.9%
+30.1%	Gross Operating Income	653	+14.4%
n.s.	Provisions	47	n.s.
+47.1%	Operating Income	700	+34.9%
+6.7%	Non Operating Items	16	+60.0%
+45.8%	Pre-Tax Income	716	+35.3%
-5.0 pt	Cost / Income	58.3%	-1.6 pt
	Allocated Equity (Ebn)	8.4	+28%
	Pre-Tax ROE	34%	+2 pt

- Excellent business and financial performance
  - ➾ increased commercial penetration
- Improvement of the Cost/Income ratio
  - ➾ NBI up 9.9%, rise in Operating Expenses limited to 6.9%
- A favourable credit risk environment
- Strong rise in Operating Income: +34.9%

BNP PARIBAS

CIB 1Q05 - Excellent Revenue and Earnings Performance (1/2)


CIB Revenue Growth 1Q05/1Q04
21.2%
13.7%
13.5%
9.9%
8.1%
8.0%
3.3%
2.2%
-0.6%
-3.9%
-9.0%
-9.3%
Lehman Bros.*
Morgan Stanley Inst. Sec.*
Deutsche Bank CIB
BNP Paribas CIB
Goldman Sachs* IB&Trading & Princ. Inv.
Citigroup CM&B
Merrill Lynch GMI
Bear Stearns CM*
JP Morgan IB
Credit Suisse Inst. Sec.
ABN Amro WCS
UBS IB

Banks reporting in USD, thus benefiting from the rise in the euro

* Quarterly figures as at 28 February 2005


BNP PARIBAS
CIB 1Q05 - Excellent Revenue and Earnings Performance (2/2)
CIB Pre-Tax Income Growth 1Q05/1Q04
35.3%
26.8%
0.4%
-3.1%
-3.2%
-5.3%
-5.3%
-7.1%
-8.8%
-22.4%
BNP Paribas CIB
Deutsche Bank CIB
Merrill Lynch GMI
JP Morgan IB
Morgan Stanley* Inst. Sec.
Bear Stearns CM*
Citigroup CM&B
Credit Suisse Inst. Sec.
ABN Amro WCS
UBS IB
Banks reporting in USD, thus benefiting from the rise in the euro
* Quarterly figures as at 28 February 2005
Results 31.03.2005
GROUP RETAIL AMS CIB
33


BNP PARIBAS
CIB 1Q05 - A Benchmark Cost/Income Ratio
Cost/Income ratios of Corporate and Investment Banking activities
58.3%
58.4%
60.4%
65.5%
66.1%
67.1%
70.1%
71.3%
78.2%
95,8%
BNP Paribas CIB
Citigroup CM&B
JP Morgan IB
Bear Stearns CM (1) *
Merrill Lynch GMI *
Deutsche Bank CIB
UBS IB
Morgan Stanley Inst. Sec (1)
Credit Suisse Inst. Sec.
ABN Amro WCS
(1) Quarterly figures as at 28 February 2005
* As estimated by BNP Paribas
Results 31.03.2005
GROUP RETAIL AMS CIB
34

BNP PARIBAS

CIB 1Q05 (1/2)

Leading market positions

- No. 1 world-wide in project finance
- No. 1 mandated arranger of syndicated credit (EMEA)
- No. 1 in sovereign bonds in euros
- No. 1 in European leveraged loans
- No. 2 world-wide in euro-denominated corporate bonds
- No. 2 world-wide in euro-denominated structured finance
- No. 2 bookrunner of emerging market syndicated credit

Sources: Thomson Financial, Dealogic

BNP PARIBAS

CIB 1Q05 (2/2)

The capacity to structure and place highly-technical products adapted to customer needs

Securitisation
« Best Cross-Border Securitisation Deal » (The Asset & Finance Asia)

Specialised Finance
« *Aircraft Finance House of the Year* » (Jane's Transport Finance); « *European Telecom Bank of the Year 2004*» (Telecom Finance Magazine)

Energy, Commodities
« *Crude Oil House of the Year* » (Energy Risk Magazine); « *Bank of the Year* » (Global Water Intelligence)

Leveraged Financing

Derivatives
« *Best provider of Interest rate options* » (Corporate Finance Magazine); « *Best Equity Derivatives Provider* » (Global Finance Magazine, 2004); « *First Dealer and First Issuer of Equity-Linked MTNs* » with 30% and 25% of global market share (MTN-I)

Fund Derivatives

Acquisition Financing
« *Best Arranger of Acquisition Financing; Best Arranger of Project Financing* » (EuroWeek)

Research
« *N° 1 for Investment Grade Credit Research* » (Euromoney survey)


BNP PARIBAS

CIB 1Q05 - Advisory and Capital Markets

1Q05 / 4Q04 EU-IFRS	In millions of euros	1Q05	1Q05 / 1Q04 EU-IFRS
+21.0%	Net Banking Income	941	+8.3%
+12.8%	Operating Expenses and Dep.	-653	+6.4%
+44.7%	Gross Operating Income	288	+12.9%
n.s.	Provisions	0	n.s.
+47.7%	Operating Income	288	+12.5%
+10.0%	Non Operating Items	11	n.s.
+45.9%	Pre-Tax Income	299	+14.6%
-5.0 pt	Cost / Income	69.4%	-1.3 pt

- Fixed Income : excellent performance, notably in interest rate derivatives
- Equity derivatives: high revenue levels maintained despite a market context of historically-low volatility
- Client business activity as the principal driver: VaR held at a low level


BNP PARIBAS

CIB 1Q05 - Financing Businesses

1Q05 / 4Q04 EU-IFRS	In millions of euros	1Q05	1Q05 / 1Q04 EU-IFRS
+5.8%	Net Banking Income	625	+12.4%
-9.7%	Operating Expenses and Dep.	-260	+8.3%
+20.5%	Gross Operating Income	365	+15.5%
n.s.	Provisions	47	n.s.
+46.6%	Operating Income	412	+56.7%
+0.0%	Non Operating Items	5	+0.0%
+45.8%	Pre-Tax Income	417	+55.6%
-7.1 pt	Cost / Income	41.6%	-1.6 pt

- Development focused on highly-technical business segments
- Structured Finance: revenue levels close to those of 1Q04 (which included capital gains of €42mn from Leveraged Finance activities)
- Energy & Commodities (ECEP): renewed and rapid growth in revenues and earnings

BNP PARIBAS

Presentation Overview

- Group Results
- Retail Banking
- Asset Management and Services
- Corporate & Investment Banking
- **BNP Paribas Capital**
- Conclusion



BNP PARIBAS

BNP Paribas Capital

4Q04 EU-IFRS	In millions of euros	1Q05	1Q04 EU-IFRS
24	Net Banking Income	357	81
-7	Operating Expenses and Dep.	-6	-9
17	Gross Operating Income	351	72
-2	Provisions	0	2
15	Operating Income	351	74
40	Associated Companies	19	39
1	Other Items	7	69
56	Pre-Tax Income	377	182

- Continuation of asset disposals:
  - principal disposal of 1Q05: Eiffage
- Portfolio value:
  - estimated value: €3.3bn (€3.8bn* as at 31/12/04)
  - net unrealised capital gains: €1.1bn (€1.3bn* as at 31/12/04)

* *figures restated in EU-IFRS*

BNP PARIBAS

Presentation Overview

BNP PARIBAS

BNP Paribas

Strong growth well established across all core businesses

Capital management oriented towards value creation

Annexes

BNP PARIBAS

BNP Paribas Group

Ratings		
S&P	AA	Stable Outlook
Moody's	Aa2	Stable Outlook
Fitch	AA	Stable Outlook

	31 Mar. 05	1 Jan. 05
Total Capital ratio (a)	10.0%	10.1%
Tier One ratio (a)	7.4%	7.5%
In millions of euros	1Q05	4Q04
Value at Risk (1 day 99%) end of period	19	19
Annual Average Value at Risk (1 day 99%)	21	21

(a) As at 31 March 2005, based on estimated Risk Weighted Assets of €344 bn.

in millions and in euros	2004	1Q05	12 May 05
Number of Shares (end of period)	884.7	885.2	871.2*
Number of Shares excluding Treasury Shares (end of period)	833.0	833.2	830.4
Average number of Shares outstanding excluding Treasury Shares	840.5	833.6	

*35 million shares are due to be cancelled during the course of 2005 (pending the approval of the AGM and the CECEI respectively)


BNP PARIBAS

Retail Banking - 1Q05

1Q05 / 4Q04 EU-IFRS	In millions of euros	1Q05	1Q05 / 1Q04 EU-IFRS
+5.7%	Net Banking Income	2,662	+10.7%
-0.2%	Operating Expenses and Dep.	-1,632	+7.3%
+16.6%	Gross Operating Income	1,030	+16.6%
+2.3%	Provisions	-177	-15.7%
+20.1%	Operating Income	853	+26.7%
-20.0%	Non Operating Items	28	-15.2%
+18.3%	Pre-Tax Income	881	+24.8%
-3.6 pt	Cost / Income	61.3%	-2.0 pt
	Allocated Equity (Ebn)	10.3	+9.3%
	Pre-Tax ROE	34%	+4 pt

- Cost/Income ratio recorded a 2 point improvement
- Operating Income grew 26.7%


BNP PARIBAS

FRB[1] 1Q05 - Fees[2]


In millions of euros
533
520
537
536
565
182.2
167.5
161.7
167.7
197.6
351.0
352,5
375.0
367.9
367.2
1Q04
2Q04
3Q04
4Q04
1Q05

% Change
1Q05 vs. 1Q04

Fees:
+6.0%

Fees on investment funds and transactions:
+8.4%

Other banking transactions:
+4.6%

(1) 100% of French private banking

(2) Modification of reported 2004 figures according to EU-IFRS

BNP PARIBAS

FRB 1Q05 - Outstandings

In billions of euros	Outstandings 1Q05	%Change 1 year 1Q05/1Q04	%Change 1 quarter 1Q05/4Q04
LENDINGS (1)			
Total Loans	**83.8**	**+15.4%**	**+3.3%**
Individual Customers	41.9	+19.5%	+4.1%
Incl. Mortgages	35.1	+22.2%	+4.7%
Incl. Consumer Lending	6.8	+7.3%	+1.1%
Corporates	38.7	+12.9%	+2.4%
DEPOSITS and SAVINGS (1)	**75.9**	**+5.2%**	**+1.9%**
Cheque and Current Accounts	31.0	+5.2%	+0.6%
Savings Accounts	37.6	+7.0%	+4.0%
Market Rate Deposits	7.3	-3.5%	-2.8%
FUNDS UNDER MANAGEMENT (2)			
Life Insurance	41.9	+12.6%	+4.1%
Mutual Funds (3)	*60.0*	+1.8%	+2.2%

(1) Average cash Outstandings (2) Outstandings at the end of the period

(3) These statistics do not include mutual funds assets located in Luxembourg (PARVEST)

BNP PARIBAS

Financial Services - Managed Outstandings

In billions of euros	Mar-05	Dec-04	% Change 1 quarter /Dec-04	Mar-04	% Change 1 year /Mar-04
Cetelem (1)	**32.4**	**32.2**	**+0.7%**	**29.4**	**+10.1%**
France	19.1	19.2	-0.5%	17.9	+6.7%
Outside France	13.3	13.0	+2.5%	11.5	+15.4%
BNP Paribas Lease Group MT (2)	**14.7**	**14.8**	**-1.1%**	**15.8**	**-7.1%**
France	10.8	11.1	-2.2%	12.4	-13.0%
Europe (excluding France)	3.9	3.8	+2.3%	3.4	+14.9%
UCB Individuals (2,3)	**23.7**	**20.2**	**+17.3%**	**16.5**	**+43.5%**
France Individuals	14.0	11.2	+25.0%	9.3	+50.7%
Europe (excluding France)	9.7	9.0	+7.8%	7.2	+34.3%
Long Term Leasing with Services (4)	**5.3**	**5.2**	**+2.0%**	**4.9**	**+8.6%**
France	1.8	1.7	+1.5%	1.6	+10.1%
Europe (excluding France)	3.5	3.5	+2.2%	3.3	+7.9%
Arval					
Total Managed Vehicles (in thousands)	**601**	**602**	**-0.2%**	**611**	**-1.7%**
includind financed vehicles	439	433	+1.3%	411	+6.7%

(1) Including FRB partnership since 30.06.04

(2) Transfer of BPLG residential real estate oustandings of BNP Paribas Invest Immo to UCB from 31.12.04.

(3) Including Abbey National France outstandings from 31.03.05 (€ 2.4 bn). At constant scope, UCB oustandings increased by 5.2% vs 31 december 04.

(4) Estimates. 2004 figures have been modified according to IAS 17.


BNP PARIBAS
Asset Management Business 1Q05 - Breakdown of AUM
Asset Management
31/12/04
31/03/05
Monetary 31%
Bonds 31%
Equity 15%
Diversified 10%
Structured, alternative & index-based 13%
Monetary 32%
Bonds 30%
Equity 15%
Diversified 9%
Structured, alternative & index-based 14%
All 2004 figures have been restated in accordance with the new classification adopted in 2005.
Results 31.03.2005
AM
GROUP RETAIL AMS CIB
49


BNP PARIBAS
Total Assets Under Management
In billions of euros
Private Banking and Cortal Consors
Asset Management
Insurance
335.2
335.7
339.4
343.1
361.4
114.6
115.8
116.1
117.2
125.7
147.1
144.7
146.5
147.4
154.0
73.5
75.2
76.8
78.5
81.7
1Q04
2Q04
3Q04
4Q04
1Q05
Results 31.03.2005
GROUP RETAIL AMS CIB
50


BNP PARIBAS
VAR (1 day - 99%) by Type of Risk
In millions of euros
Total
56 32 40 28 23 38 22 22 25 28 27 19 19
Commodities
Change and others
Equities
Interest rate
Credit
Netting
29.03.02
28.06.02
30.09.02
31.12.02
31.03.03
30.06.03
30.09.03
31.12.03
31.03.04
30.06.04
30.09.04
31.12.04
31.03.05
Inclusion in 4Q03 of credit risk, previously included and netted in "interest rate" risk
Advisory and Cap. Markets
Results 31.03.2005
(Last market trading day of the period)
GROUP
RETAIL
AMS
CIB
51